April 3, 2014

VIA EDGAR

Mr. Michael Seaman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          Rubicon Financial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 000-29315

Dear Mr. Seaman:

We have set forth below the responses of Rubicon Financial Incorporated (“Rubicon” or the “Company”) to the comment contained in the e-mail correspondence from the staff of the Securities and Exchange Commission (the “Staff”), dated March 17, 2014.  For ease of reference, we reproduce below the comment, and include under the comment the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

1. Comment: We note your response to prior comment one. We also note from your filings that you operate primarily through NCS and that you conduct all of your revenue generating operations through NCS. Given the relationship between you and NCS, it is unclear from your response how you concluded that the president and chief executive officer of NCS did not perform policy making functions for you. Please confirm that you will include NCS executives in the summary compensation table, as appropriate, in future filings.

Response: We understand the Staff’s position and intend to include NCS executives in the summary compensation table, as appropriate, in our future filings.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
April 3, 2014

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 888-668-9567.

Respectfully submitted,

/s/ Joseph Mangiapane, Jr.
Joseph Mangiapane, Jr.
CEO/President

cc:           Anthony N. DeMint, Esq., DeMint Law, PLLC